

July 25, 2011

Via E-mail
Mr. Peter H. Heckman
President and Chief Executive Officer
Horace Mann Educators Corporation
1 Horace Mann Plaza
Springfield, Illinois 62715

> **Re: Horace Mann Educators Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-10890**

Dear Mr. Heckman:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

Note 11-Contingencies and Commitments, page F-99

1. You state that the ultimate disposition of lawsuits and legal proceedings will have no material adverse effect on your financial position. We do not believe that this disclosure meets the requirements of ASC 450-20-50. For unrecognized contingencies as discussed in ASC 450-20-50-3, please provide us proposed disclosure to be included in future periodic reports of the nature of the contingency and an estimate of the possible loss or range of loss or a statement that an estimate cannot be made as required by ASC 450-20-50-4. For any unrecognized contingencies that you cannot make an estimate, tell us the procedures you undertake on a quarterly basis to make this determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant